SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[  X  ]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934

                For the fiscal year ended December 29, 2003

OR

[       ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934

                For the transition period: N/A

Commission File Number 1-267

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLEGHENY ENERGY, INC.
800 Cabin Hill Drive
Greensburg, Pennsylvania   15601

Allegheny Energy
Employee Stock Ownership and Savings Plan
TABLE OF CONTENTS

Page No.
Signatures	3
Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 29, 2003 and 2002	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended	7
December 29, 2003
Notes to Financial Statements	8
Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	14
Exhibit:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004	Allegheny Energy Employee Stock Ownership and Savings Plan /s/ JEFFREY D. SERKES Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy, Inc.

Allegheny Energy

EMPLOYEE STOCK OWNERSHIP
AND SAVINGS PLAN

Financial Statements

December 29, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Allegheny Energy Employee Stock Ownership
and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Allegheny Energy Employee Stock Ownership and Savings Plan (the Plan) at December 29, 2003 and 2002, and the change in net assets available for plan benefits for the year ended December 29, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
May 28, 2004

Allegheny Energy
Employee Stock Ownership and Savings Plan

Statements of Net Assets Available for Benefits
As of December 29, 2003 and 2002
($000’s)

	December 29, 2003	December 29, 2002
ASSETS
Cash	$130	$80
Investments at fair value (Notes 2, 3, and 4)	447,998	359,630

Net assets available for benefits	$448,128	$359,710

See accompanying notes to financial statements.

Allegheny Energy
Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 29, 2003
($000’s)

ADDITIONS
Additions to net assets attributed to:
Investment income: (Notes 2, 3, and 4)
Net appreciation in fair value of investments	$ 105,199
Dividend and interest income	3,540

Contributions: (Note 1)
Employer	7,791
Participants	23,947

Total additions		140,477

DEDUCTIONS
Deductions from net assets attributed to: (Notes 1 and 2)

Benefits paid to participants	52,031
Administrative expenses	28

Total deductions		52,059

Net change		88,418

Net assets available for benefits:
Beginning of the period		359,710

End of period		$ 448,128

See accompanying notes to financial statements.

Allegheny Energy
Employee Stock Ownership and Savings Plan

Notes to Financial Statements
December 29, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN

The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the Plan) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan Sponsor was changed from Allegheny Energy, Inc. to its wholly-owned subsidiary, Allegheny Energy Service Corporation (AESC) on December 23, 2002.

GENERAL:

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to contribute up to 18% of their eligible earnings with additional contributions as described below directly by AESC. The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. The employee stock ownership segment of the Plan enabled employees to become beneficial owners of the common stock of Allegheny Energy, Inc. (the Company) through tax credits that ended with the plan year 1986. Members remain in this segment of the Plan and can be credited with additional shares of common stock through dividend reinvestments.

PARTICIPATION:

All full-time employees of AESC not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time and temporary employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.

Employees represented by a collective bargaining unit that has entered into a written agreement with AESC that provides for participation in the Plan are also eligible to participate.

CONTRIBUTIONS:

The Plan allows each participating employee to contribute 2% to 12% of their pre-tax earnings through payroll deductions to an investment of their choice. Under Federal law, the maximum contribution from pre-tax earnings was $12,000 for 2003. Participants may elect to make post-tax contributions of up to 6% of eligible earnings. AESC makes a matching contribution of 50% of the first 6% of pre-tax earnings contributed by a participant.

Participant pre-tax and post-tax contributions are paid directly to the Plan’s trustee as soon as administratively possible. AESC’s matching contribution is made to the trustee on a quarterly basis and can be made in cash, Company common stock, or both. In 2003, AESC’s contributions were made in a combination of cash and Company common stock. When AESC’s contribution is made in cash, cash is used to purchase Company common stock which is valued at the average of all shares of common stock purchased on the open market during a two day period at the end of a quarter, excluding any related fees or commissions, which are paid for by AESC. When AESC’s contribution is made in Company common stock, the Company common stock is valued at the average of the daily high and low prices for the ten (10) consecutive trading days immediately preceding the date of transfer to the Trustee.

CONTRIBUTIONS CONTINUED:

Beginning January 1, 2002, participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual elective deferral limit ($12,000 in 2003). An individual’s total catch-up contributions during 2003 cannot exceed $2,000. This limit increases by $1,000 each year until it reaches $5,000 in 2006. After 2006, the limit will be indexed for inflation.

COMPANY COMMON STOCK:

Effective December 30, 2001, participants have the option to have any dividend payable, with respect to Company common stock held on the record date for such dividend, to be credited to the participant’s account or to be paid in cash directly to the participant. In connection with this, the Plan converted the Company common stock in the savings segment of the Plan into an Employee Stock Ownership and Savings Plan (ESOP) as defined under Internal Revenue Code Section 4975(e)(7).

The Plan has been amended so that effective July 1, 2002, all participants have the option of either continuing to hold Company common stock credited to their account through employer match or pre-1987 ESOP shares, or selling any or all of those shares and reinvesting in other investment options in the Plan.

ALLOCATION:

Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986. Investment earnings are allocated to members based on their cumulative share allocation. The contributions to the savings segment of the Plan are allocated based on the investment elections made by each participant. Dividend and interest income, as well as capital gains distributions are allocated based upon the ratio of each participant’s investment in any selected fund to the total investment of all participants in such fund.

VESTING:

Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants hired on or after July 1, 1998 are vested in AESC’s contribution after 12 months of service.

PARTICIPANT LOANS:

An employee who has participated in the savings segment for at least one year may borrow on his or her account balance subject to the provisions described in the Plan. The principal amount of an employee’s loan may not exceed the lesser of 50% of the pre-tax contributions and rollover account balance or $50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding loan balance on the date the new loan is to be made.

PAYMENT OF BENEFITS:

Shares allocated to a participant’s account under the employee stock ownership segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment upon termination of employment, retirement, or death or upon the election to receive the distribution of a deferred account.

A participant’s account in the savings segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of the participant’s pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account, (2) the withdrawal is based on an immediate financial need created by hardship, and (3) the Employee Benefits Committee grants its approval.

A participant under age 70 1/2 who terminates employment (excluding death) and whose total account balance is $5,000 or more may elect to defer receipt of his distribution until any time after attaining age 55. A participant who defers retirement and attains age 70 1/2 will receive a distribution from the Plan no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2, or April 1 of the calendar year following termination of employment, if later.

Benefits are recorded when paid.

ADMINISTRATION:

The Plan is administered by the Employee Benefits Committee, which is appointed by the Plan Sponsor’s Finance Committee. Plan assets are held in trust under an arrangement with T. Rowe Price Trust Company (Trustee) and the record keeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc.) based on information furnished by AESC and the participants.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING:

The financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION:

The investments are stated at fair market value based on quoted market price at the close of the Plan year. Participant loans are valued at cost, which approximates fair market value. Cash represents amounts in a settlement account for subsequent purchases or for sales not settled at year-end. Security transactions are accounted for on the trade date basis; dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

USE OF ESTIMATES:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

PARTY IN INTEREST:

The Plan invests in certain funds managed by the Trustee and the common stock of the Company. The income of the Plan is derived from these funds and the common stock of the Company; therefore, these transactions qualify as party-in-interest transactions under ERISA.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in participant directed funds. These funds consist of assets held primarily in mutual funds and Company common stock, with the underlying assets consisting of any combination of stocks, bonds, or fixed income securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

ADMINISTRATIVE EXPENSES:

Substantially all administrative expenses are paid by AESC on behalf of the Plan. Any remaining administrative expenses paid by the Plan are recorded when paid.

NOTE 3 — INVESTMENT OPTIONS

Plan participants are able to invest in any combination of Company common stock and eleven investment options offered by T. Rowe Price Investment Company.  Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals and company contributions in to and out of the Company common stock and the other eleven investment options.  The Company has put in place restrictions on the purchase or sale of Company common stock to attempt to prohibit "insider trading." "Safe harbor" periods have been established during which any transactions in Company common stock by certain employees may be undertaken.

NOTE 4 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets (dollar amounts in thousands).

	Fair Value at December 29,
	2003	2002
Allegheny Energy, Inc. common stock, 6,482,862 and 7,443,204 shares, respectively	$83,759	$53,963
T. Rowe Price Funds:
Equity Index Trust, 2,498,744 and 2,718,967 shares, respectively	76,961	64,983
Blue Chip Growth Fund, 3,329,756 and 3,409,981 shares, respectively	94,732	74,303
New America Growth Fund, 1,063,272 and 1,017,038 shares, respectively	31,781	22,263
New Income Fund, 2,821,538 and 3,112,605 shares, respectively	25,535	27,671
Summit Cash Reserve Fund, 36,857,041 and 44,272,807 shares, respectively	36,857	44,273
Spectrum Growth Fund, 1,781,785 and 1,733,530 shares, respectively	26,317	19,104

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollar amounts in thousands):

Mutual Funds	$67,492
Company common stock	37,707

Total	$105,199

NOTE 5 — PLAN TERMINATION

The Board of Directors of AESC reserves the right to amend and terminate the Plan without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan’s funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). In the event of plan termination, all participants will become fully vested in their account balances. The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.

NOTE 6 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2003 that the Plan, and the related trust, are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and remained exempt from federal income tax. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Allegheny Energy
Employee Stock Ownership and Savings Plan
Plan Number: 002
Employer Identification Number: 13-1993896
Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)
As of December 29, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
	Common stock:
*	Allegheny Energy, Inc.	Common Stock	**	$83,758,584
	Registered investment company:
*	T. Rowe Price	Blue Chip Growth Fund	**	94,731,558
*	T. Rowe Price	Equity Index Trust	**	76,961,323
*	T. Rowe Price	Summit Cash Reserves Fund	**	36,857,041
*	T. Rowe Price	New America Growth Fund	**	31,781,196
*	T. Rowe Price	Spectrum Growth Fund	**	26,316,961
*	T. Rowe Price	New Income Fund	**	25,534,918
*	T. Rowe Price	Small-Cap Stock Fund	**	17,598,111
*	T. Rowe Price	International Stock Fund	**	16,904,414
*	T. Rowe Price	Science & Technology Fund	**	12,656,508
*	T. Rowe Price	Spectrum Income Fund	**	9,393,766
*	T. Rowe Price	Equity Income Fund	**	3,286,000
*	T. Rowe Price	Prime Reserve Fund	**	3,471

	Subtotal			352,025,267
*	Participant Loans (5.0% to 11.5%)		**	12,213,541
	Uninvested Cash			130,292

	Total investments			$448,127,684

*      Represents a party-in-interest.

**     Cost information is not required for participant-directed investments.